September 24, 2013

VIA EDGAR TRANSMISSION

John Grzeskiewicz

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Grzeskiewicz:

On July 11, 2013, Northern Lights Fund Trust III (the "Registrant"), on behalf of its series, Good Harbor Tactical Core International Fund (the "Fund"), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”).  Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Fund Summary

Comment 1.  In the Fee Table, please add a footnote reference to footnote 1 next to Acquired Fund Fees and Expenses.

Response.  The Registrant has made the change requested.

Comment 2.  Please confirm supplementally that the contractual expense limitation arrangement described in footnote 3 will be in place for at least one year from the date of the prospectus.

Response.  The Registrant so confirms.

Comment 3.  In Principal Investment Strategies, please describe any restrictions regarding maturity, duration or credit quality for the bonds in which the Fund will invest and provide an explanation for what a “substantial amount of business” outside the US is.

Response. The Registrant has revised the disclosure as shown below:

“Using a tactical asset allocation model, the Fund's investment adviser, Good Harbor Financial, LLC (the “Adviser”), seeks to achieve the Fund's investment objective by investing in international developed equity markets during sustained rallies and investing defensively in U.S. Treasury bonds and/or other sovereign government bonds during weak equity market conditions.  Under normal circumstances, the Fund will invest in at least three different countries and will invest at least 40% of its total assets in securities of non-U.S. issuers organized or having their principal place of business in developed markets outside the U.S. or doing a substantial amount (more than 50%) of business in developed markets outside the U.S. Investments in ETFs based on non-U.S. market indices are considered investments outside the U.S. for purposes of the 40% requirement noted above.  The Fund is “non-diversified” for purposes of the Investment Company Act of 1940, as amended, which means that the Fund may invest in fewer securities at any one time than a diversified fund.

The Adviser will generally seek exposure to international developed equity markets and government bonds through a variety of investments that provide exposure to international developed equity markets and government bond indices, including exchange traded funds (“ETFs”), exchange traded notes (“ETNs”), mutual funds, equity securities (such as common stock), investment grade U.S. government securities and other sovereign government securities of any maturity and duration, derivative instruments and other investments. The Fund’s derivative investments may include swaps (including total return swaps), structured notes, futures and options designed to provide exposure to a particular equity or government bond index or replicate the returns of one or more such indices. Derivatives investments, if employed, may be used to leverage the portfolio.”

Comment 4.  Please confirm supplementally that the Fund considered the observations in Barry Miller’s letter to the ICI, dated July 30, 2010, in drafting the derivatives disclosure in the prospectus. In Principal Investment Risks, in Derivatives Risk, it notes the Fund’s investments in swaps. Please disclose the kinds of swaps in which the Fund may invest.

Response.  The Registrant confirms that it considered the observations in Barry Miller’s letter to the ICI, dated July 30, 2010, in drafting the derivatives disclosure in the prospectus.  The Registrant has revised the disclosure in Principal Investment strategies to indicate that the Fund may invest in total return swaps (see response to Comment 3 above).  In addition, because the Fund may use total return swaps, the Registrant also confirms that, (i) the Fund will set aside an appropriate amount of segregated assets, (ii) the Registrant is aware that the SEC has issued a concept release regarding total return swaps in 2011, and (iii) the Registrant is aware that the SEC may issue future guidance regarding total return swaps that could impact how the Fund operates.

Comment 5.  In Principal Investment Risks, if the adviser to the Fund has managed mutual funds for less than a year, please include risk disclosure for a new adviser.

Response.  The Registrant has added the following new risk:

“New Adviser Risk: The adviser has a limited history of managing mutual funds for investors to evaluate.”

Prior Performance Information

Comment 6. Please modify the heading for this section to clarify that it is not the Fund’s prior performance information. Explain supplementally how using both wrap and non-wrap composites is consistent with the Nicholas Applegate no-action letter.  Also, please add disclosure indicating whether the accounts included in the composites had sales loads, and, if so, disclose whether they were included in the performance calculation. Confirm supplementally that the performance will show 1, 5 and 10 year or since inception performance information for the composites.

Response. The Registrant has removed this section from the prospectus.

SAI:

Comment 7.  Please confirm supplementally that there are no principal strategies disclosed in the SAI that have not been disclosed in the prospectus.

Response.  The Registrant so confirms.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ THOMPSON HINE LLP